82-828

UGL
ENTERPRISES LTD
Energy for Asia
www.uglenterprises.com

Investor
#525 - 999 West Hastings Street
Vancouver, B.C.
V6C 2W2

Corporate Office
#2080 - 777 Hornby Street
Vancouver, B.C.
V6Z 1S4

SUPPL

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of UGL ENTERPRISES LTD. (the "Company") will be held at the offices of Armstrong Simpson: Suite 2080 – 777 Hornby Street, Vancouver, British Columbia, V6Z 1S4, on **Friday, May 26, 2006 at 10:00 a.m**. for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2005 and the auditors' report thereon;
2. To fix the number of directors to be elected for the ensuing year at seven;
3. To elect directors of the Company for the ensuing year;
4. To appoint the auditors for the Company for the ensuing year and authorize the Directors to fix the auditors' remuneration;
5. To consider, and if thought fit, approve an ordinary resolution authorizing the Company to alter its Notice of Articles by changing the name of the Company to "Red Hill Energy Inc." or such other name as the directors may determine;
6. To approve the Stock Option Plan of the Company, as more particularly set out in the Circular;
7. To consider, and if thought fit, approve an ordinary resolution authorizing the Company to reduce the exercise price of outstanding stock options granted to certain insiders, as more particularly set out in the Circular; and
8. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The form of proxy accompanies this Notice. The audited financial statements, auditors' report and management's discussion and analysis have been delivered to those shareholders who indicated to the Company that they wished to receive copies of same.

The Directors have fixed the close of business on April 19, 2006 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting either in person or by proxy. A shareholder who is unable to attend the Meeting in person and who wishes to ensure that their shares will be voted at the Meeting, is requested to complete, date and execute the enclosed form of Proxy and deliver it to the Company's transfer agent: PACIFIC CORPORATE TRUST COMPANY, 510 Burrard Street, 2nd Floor, Vancouver, B.C., V6C 3B9, Fax No. (604) 689-8144, by fax, hand or by mail in accordance with the instructions set out in the form of Proxy and Management Proxy Circular.

06013158

BY ORDER OF THE BOARD OF DIRECTORS

"G. Arnold Armstrong"
Chairman, Director

April 28, 2006
Vancouver, British Columbia

dlw 5/8

UGL ENTERPRISES LTD
Energy for Asia
www.uglenterprises.com

Investor
#525 - 999 West Hastings Street
Vancouver, B.C.
V6C 2W2

Corporate Office
#2080 - 777 Hornby Street
Vancouver, B.C.
V6Z 1S4

MANAGEMENT INFORMATION CIRCULAR FOR THE 2006 ANNUAL GENERAL MEETING OF MEMBERS

This information is given as at April 19, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management (the "Management") of **UGL ENTERPRISES LTD.** (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This solicitation is made on behalf of Management of the Company. It is expected that the solicitation will be primarily by Mail. Proxies may also be solicited personally by employees of the Company. Cost of the Solicitation will be borne by the Company. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Company who will not be directly compensated therefore. The Company has arranged for intermediaries to forward meeting materials to beneficial owners of the Shares held of record by those intermediaries and the Company may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

PROXY INSTRUCTIONS

Appointment of Proxy

The persons named in the accompanying instrument of proxy are directors or officers of the Company. **A member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, a member shall strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.**

The completed instrument of PROXY must be dated and signed and the duly completed instrument of proxy must be deposited at the Company's Transfer Agent, PACIFIC CORPORATE TRUST COMPANY no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address for proxies is:

Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9
Fax number: (604) 689.8144.

The instrument of proxy must be signed by the member or by his duly authorized attorney. If signed by a duly authorized attorney, the instrument of proxy must be accompanied by the original power of attorney or a notarially certified copy thereof. If the member is a corporation, the instrument of proxy must be signed by a duly authorized attorney, officer, or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

Generally, Non-Registered Holders who have not waived the right to receive Proxy Solicitation Materials, or where there is a special meeting involving abridged timing under NI 54-101, will either:

(a) be given a form of proxy which **has already been signed by the Intermediary** (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise incomplete. Because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and **deposit it with the Transfer Agent as provided above**; or

(b) more typically, be given a voting instruction form which is **not signed by the Intermediary**, and which when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company** (such as ADP), will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. In the alternative, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of Proxy, properly complete and sign the form of Proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who received one of the above mentioned forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert their own name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary or its agents, including those regarding when and where the Proxy or proxy authorization form is to be delivered.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par. As at April 19, 2006, there are **32,023,056** common shares issued and outstanding. Each Common Share carries the right to one vote. At a general meeting of the Company, on a show of hands, every member present in person shall have one vote and, on a poll, every member shall have one vote for each share of which he is the holder.

Only members of record on the close of business on the 19th day of April, 2006, who either personally attend the Meeting or who complete and deliver an instrument of proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

Name of Nominee and Present Offices Held	Present Principal Occupation(1)	Director Since	Shares Beneficially Owned or Controlled(3)
G. Arnold Armstrong, Chairman and Director(2)	Barrister and Solicitor at Armstrong Simpson	June 30, 1998	2,100,110 directly 2,372,308 indirectly(4) (5)
Lloyd Bray, Director	President of View Mont Estates Ltd.	June 30, 1998	123,500(5)
Carol Brownie, Director	Legal Assistant at Armstrong Simpson	May 28, 1999	42,500
J. Garry Clark, Director(2)	Geologist, Clark Exploration Consulting Inc.	July 14, 2003	Nil
Paul McKenzie' Director(2)	Vice President Investor Relations of UGL Enterprises Ltd.	January 1, 2004	1,135,055
Ranjeet Sundher, President, CFO and Director	President of Planet Exploration Inc., Director and President of Canrim Ventures, consulting firm specializing in financing and listing Asian companies in North America	June 23, 2004	2,046,568
Mel Klohn, Director	Vice President, Exploration, Aura Gold Inc. and Senior Geological Consultant to Present Former Vice President, Exploration, Yamana Gold Inc.	January 31, 2006	Nil

(1) The information as to principal occupation, business or employment and shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

(2) Member of Audit Committee.

(3) The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof is based on information furnished by the transfer agent of the Company and by the nominees themselves.

(4) Director and majority shareholder of Kelvin Grove Estates which holds 1,681,458 common shares, Director Armada Investments Ltd. and majority shareholder which holds 486,000 shares, Director and majority shareholder of Rufus Resources Ltd. which holds 1,250 shares, Director and majority shareholder of International Cetec Investments Inc. which holds 203,600 common shares.

(5) G. Arnold Armstrong and Lloyd Bray also exercise shared control of 467,500 common shares held by View Mont Estates Ltd.

Pursuant to the provisions of the *Business Corporations Act* of British Columbia, the Company is required to have an audit committee which, at the present time, is comprised of G. Arnold Armstrong, J. Garry Clark and Paul McKenzie. For additional information regarding the Company's Audit Committee, please see below. The Company does not have an executive committee.

As at the date of this Information Circular and within the ten years before the date of this Information Circular, no proposed director:

(a) is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

i. was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

conditions or the responsibilities of the external auditors relating to the audit or review of financial statements. Specifically, the Audit Committee will:

(a) have the authority with respect to the appointment, retention or discharge of the independent public accountants as auditors of the Company (the "auditors") who perform the annual audit in accordance with applicable securities laws, and who shall be ultimately accountable to the Board through the Audit Committee;

(b) review with the auditors the scope of the audit and the results of the annual audit examination by the auditors, including any reports of the auditors prepared in connection with the annual audit;

(c) review information, including written statements from the auditors, concerning any relationships between the auditors and the Company or any other relationships that may adversely affect the independence of the auditors and assess the independence of the auditors;

(d) review and discuss with management and the auditors the Company's audited financial statements and accompanying Management's Discussion and Analysis of Financial Conditions ("MD&A"), including a discussion with the auditors of their judgments as to the quality of the Company's accounting principles and report on them to the Board;

(e) review and discuss with management the Company's interim financial statements and interim MD&A and report on them to the Board;

(f) pre-approve all auditing services and non-audit services provided to the Company by the auditors to the extent and in the manner required by applicable law or regulation. In no circumstances shall the auditors provide any non-audit services to the Company that are prohibited by applicable law or regulation;

(g) evaluate the external auditor's performance for the preceding fiscal year, reviewing their fees and making recommendations to the Board;

(h) periodically review the adequacy of the Company's internal controls and ensure that such internal controls are effective;

(i) review changes in the accounting policies of the Company and accounting and financial reporting proposals that are provided by the auditors that may have a significant impact on the Company's financial reports, and report on them to the Board;

(j) oversee and annually review the Company's Code of Business Conduct and Ethics;

(k) approve material contracts where the Board of Directors determines that it has a conflict;

(l) establish procedures for the receipt, retention and treatment of complaints received by the Company regarding the audit or other accounting matters;

(m) where unanimously considered necessary by the Audit Committee, engage independent counsel and/or other advisors at the Company's expense to advise on material issues affecting the Company which the Audit Committee considers are not appropriate for the full Board;

(n) satisfy itself that management has put into place procedures that facilitate compliance with the provisions of applicable securities laws and regulation relating to insider trading, continuous disclosure and financial reporting;

(o) review and monitor all related party transactions which may be entered into by the Company; and

(p) periodically review the adequacy of its charter and recommending any changes thereto to the Board.

5.0 Miscellaneous

The audit committee has reviewed the nature and amount of the services provided by Smythe Ratcliffe, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with Smythe Ratcliffe for audit services in the last two fiscal years are outlined below:

Nature of Services	**Fees Paid to Auditor in Year Ended December 31, 2004**	**Fees Paid to Auditor in Year Ended December 31, 2005**
Audit Fees(1)	$6,750	$13,200
Audit Related Fees (2)	-	-
Tax Fees (3)	-	-
All other Fees (4)	-	-
Total	$6,750	$13,200

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" includes all other non-audit services".

Exemptions

The Issuer is relying on the exemptions provided for in Section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of certain of its reporting obligations under MI 42-110.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performances and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted NP 58-201, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented NI 58-101, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

Board of Directors

The Board of Directors (the "Board") facilities its exercise of independent supervision over management by ensuring that the Board is composed of a majority of independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment. The Board is comprised of seven directors, five of which are considered to be independent. Mr. McKenzie, Ms. Brownie, Mr. Clark, Mr. Klohn and Mr. Bray are considered to be independent directors for the purposes of NI 58-101 and the Company's Chairman and Chief Executive Officer,

interest, protect confidential or proprietary information and comply with the applicable government laws and securities rules and regulations. A copy of the Code is attached as Schedule "A" hereto.

Nomination of Directors

The Governance Committee is responsible for assisting the Board in respect of the nomination of directors and is required to identity new candidates for appointment to the Board. The current members of the Governance Committee are G. Arnold Armstrong, J. Garry Clark and Paul Simpson, Corporate Secretary. The Governance Committee periodically examines the size and composition of the Board, with a view to determine the impact of the number of directors upon effectiveness and determine the appropriate number of directors which facilitates more effective decision making. The identification of candidates will also be made in the context of the existing competencies and skills which the Board, as a whole, does possess or should possess. Once suitable candidates are identified, they are presented for consideration to the Board.

Compensation

The Compensation Committee is, among other things, responsible for determining all forms of compensation to be granted to the Chief Executive Officer of the Company and other senior management and executive officers of the Company, for evaluating the Chief Executive Officer's performance in light of the corporate goals and objectives set for him/her, for reviewing the adequacy and form of the compensation and benefits of the directors in their capacity as directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks involved in being an effective director, and for reviewing and making periodic recommendations to the Board as to the general compensation and benefits policies and practices of the Company, including incentive compensation plans and equity based plans.

The current members of the Compensation Committee are G. Arnold Armstrong, Carol Brownie and Mel Klohn. The independent members of the Compensation Committee are Carol Brownie and Mel Klohn. A summary of the compensation received by the Named Executive Officers of the Company for the financial year ended December 31, 2005 is provided in this Circular under the heading: "Executive Compensation". A summary of the compensation received by the directors for the financial year ended December 31, 2005 is provided in this Circular under the heading: "Compensation for Directors"

Other Board Committees

Other than the Governance Committee and Compensation Committee described above and the audit committee described in this Circular under the heading "Audit Committee", the Board has no other committees.

Assessments

The Board regularly assesses its own effectiveness and the effectiveness and contribution of each Board committee member and Director.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

The following table (presented in accordance with Form 51-102F6 – *Statement of Executive Compensation* ("Form 51-102F6") pursuant to National Instrument 51-102 – *Continuous Disclosure Obligations*) sets forth all annual and long term compensation for services, in all capacities, to the Company in each of the three most recent financial years ended December 31, 2005 (to the extent required by Form 51-102F6), in respect of the Chief Executive Officer, Chief Financial Officer and each of the Company's other three most highly paid executive officers as at December 31, 2005 with annual compensation in excess of $150,000, and any individual who would have satisfied

OPTION/SAR GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees & Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
G. Arnold Armstrong	100,000	13.33%	$0.60(1)	$0.70	March 1, 2010
Paul Chung	100,000	13.33%	$0.60(1)	$0.70	March 1, 2010

(1) Proposed for repricing to $0.35 per share per "Particulars of Matters to be Acted Upon Below"

No stock options were exercised by the Named Executive Officers during the financial year ended December 31, 2005. The following table sets out the fiscal year end value of stock options held by the Named Executive Officers.

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTIONS/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/Unexercisable(1)
G. Arnold Armstrong	N/A	N/A	305,000/Nil	$0/Nil
Ranjeet Sundher	N/A	N/A	305,000/Nil	$0/Nil

(1) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Company's shares as at December 31, 2005 (being the last business day of the fiscal year end) was **$0.365.**

The following table sets forth any stock option held by the Named Executive Officers which were repriced during the financial year ended December 31, 2005.

TABLE OF OPTION REPRICINGS

Name	Date of Repricing	Securities under Options Repriced	Market Price of Securities at Time of Repricing ($/Security)	Exercise Price at Time of Repricing ($/Security)	New Exercise Price ($/Security)	Length of Original Option Term Remaining at Date of Repricing
G. Arnold Armstrong	September 19, 2005	100,000	$0.315	$0.60	$0.35	4 years, 6 months
Ranjeet Sundher	September 19, 2005	100,000	$0.315	$0.60	$0.35	4 years, 6 months

(1) Please note that the repricing of the above noted options will not become effective until approved by the disinterested shareholders of the Company as discussed in 'Particulars of Matters to be Acted Upon" below.

Equity Compensation Plan Information as at December 31, 2005

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2005
Equity compensation plans approved by securityholders	1,840,000 common shares	$0.52	766,293 common shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,840,000 common shares	$0.52	766,293 common shares

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as previously disclosed in an Information Circular, no informed person (a director , officer or holder of 10% of more of the Shares) or proposed nominee for election as a director of the Company or any associate or affiliate of any such informed person or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITORS

Unless otherwise specified, the persons named in the enclosed instrument of proxy will vote for the reappointment of Smythe Ratcliffe, Chartered Accountants, of Vancouver, B.C. as auditor of the Company for the ensuing year, at a remuneration to be fixed by the directors. Smythe Ratcliffe was first appointed auditor of the Company on February 20, 2002.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Option Plan is to attract and motivate directors, officers and employees of and consultants to the Company and its subsidiaries and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Company is currently listed on Tier 2 of the TSX Venture Exchange Inc. (the "TSX").

Under the Policies of the Exchange options granted under such a rolling plan are not required to have a vesting period, although the directors may continue to grant options with vesting periods, as the circumstances require. The Rolling Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each option is determined by the Board of Directors provided that the Rolling Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to any one person exceeding 5% of the issued shares of the Company;

   (b) the issuance, within a one year period, to insiders of the Company of a number of shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2%; or to an employee (as defined by the Exchange) who provides Investor Relations services of a number exceeding 2% of the issued shares of the Company.

2. The aggregate number of shares which may be issued pursuant to options granted under the Rolling Plan may not exceed 10% of the issued and outstanding shares of the Company as at the date of the Grant.

3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if the Company is listed on Tier 2, TSX Venture Exchange or without any allowable discount if the Company is listed on Tier 1, TSX Venture Exchange or on the TSX.

4. The options may be exercisable for a period of up to 5 years. The options may be exercisable for a period of up to 10 years if the Company is listed on Tier 1, TSX Venture Exchange, or on the TSX.

5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Rolling Plan or within a period of not more than 90 days (30 days for providers of investor relations services) after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

The Rolling Plan must be approved yearly by the shareholders of the Issuer in order to re-set the number of shares that can be granted under the Rolling Plan.

If shareholder approval of the Rolling Plan is obtained, any options granted or amendments made to options previously granted pursuant to the Rolling Plan will not require further shareholder approval although notice of options granted under the Rolling Plan must be given to the Exchange. Any amendments to the Rolling Plan must also be approved by the Exchange and, if necessary, by the shareholders of the Company prior to becoming effective.

Shareholder approval of the Rolling Plan requires a simple majority of the votes cast by the Shareholders who are not insiders of the Company, or associates of such insiders. Thus, as of April 19, 2006, the record date for the

repricing, with all other terms of the options remaining the same; and

2. Any director or officer of the Company be and is hereby authorized to execute and deliver in the name of and on behalf of the Company all such documents and to do all such acts and things as may be necessary or desirable in order to carry out the purpose of this resolution.

OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended December 31, 2005 and the report of the auditor thereon will be placed before the Meeting. The consolidated audited financial statements, report of the auditor and management's discussion and analysis have been mailed to those shareholders who have indicated to the Company that they wish to receive same pursuant to the 2005 Request for Financial Statements.

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company at its registered offices at Suite 2080-777 Hornby Street, Vancouver, British Columbia, V6Z 1S4 to request copies of the Company 's financial statements and MD&A. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this 28th day of April, 2006.

BY ORDER OF THE BOARD

"G. Arnold Armstrong"
G. Arnold Armstrong, Chairman

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) as amended), and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

"G. Arnold Armstrong"
G. Arnold Armstrong, Chairman

"Ranjeet Sundher"
Ranjeet Sundher, President

the purchase or sale of the Company's securities. Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public. While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. In addition, material information may be positive or negative. Examples of such information may include:

- **Project exploration results, whether positive or negative**
- **Joint ventures with third parties**
- News of a pending or proposed merger or acquisition
- **Financial results**
- **Major contract awards, cancellations or write-offs**
- Exploration or development milestones
- News of the disposition of material assets
- Impending bankruptcy or financial liquidity problems
- Gain or loss of a substantial property
- Stock splits
- New equity or debt offerings
- Significant litigation exposure due to actual or threatened litigation
- Changes in senior management
- **Projections of future earnings or losses**
- Dividend issuance decisions

Trading on Material Nonpublic Information: With certain limited exceptions, no officer or director of the Company, no employee of the Company or its subsidiaries and no consultant or contractor to the Company or any of its subsidiaries and no members of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company's securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses material nonpublic information concerning the Company, and ending at 12 pm (EST) on the trading day following the date of public disclosure of that information (usually by Press Release), or at such time as such nonpublic information is no longer material. The term "trading day" shall mean a day on which national stock exchanges are open for trading.

Tipping: No insider shall disclose ("tip") material nonpublic information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such insider or related person make recommendations or express opinions on the basis of material nonpublic information as to trading in the Company's securities.

Applicability of Insider Trading Regulations to Securities of Other Companies: The insider trading guidelines described herein also apply to material nonpublic information relating to other companies, including the Company's joint venture partners ("business partners"), when that information is obtained in the course of employment with, or other services performed on behalf of the Company. All employees and consultants should treat material nonpublic information about the Company's business partners with the same care as is required with respect to information relating directly to the Company.

VI. ACCURACY AND RETENTION OF BUSINESS RECORDS

A. General

Accounting standards and applicable Canadian laws require that transactions and events relating to the Company's operations and assets must be properly recorded in the books and accounts of the Company and accurately reported in the applicable reports required by and filed with the British Columbia Securities Commission, the TSX Venture Exchange and other Canadian regulatory agencies. As a result, all officers of the Company and all financial personnel shall make and retain books, records and accounts that, in reasonable detail, accurately, completely and objectively reflect transactions and events, and conform both to required accounting principles and to the Company's systems of internal controls. No false or artificial entries may be made. No entry may be made or recorded in the Company's books and records or reported in any disclosure document that misrepresents, omits, hides or disguises the true nature of the event or transaction, and all material entries and reports must be made in a timely manner. All personnel are

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 2nd Floor, 510 Burrard Street, Vancouver, B.C., V6C 3B9, and its fax number is (604) 689-8144.

IF A SHAREHOLDER I.D. AND SHAREHOLDER CODE APPEAR ON THE FACE OF THIS PROXY IN THE ADDRESS BOX REGISTERED HOLDERS ARE ABLE TO COMPLETE TELEPHONE VOTING AT 1-888-Tel-Vote (1-888-835-8683) OR INTERNET VOTING AT http://www.stocktronics.com/webvote